

Mail Stop 3561

September 17, 2015

Sean A. McCarthy, D.Phil.
President and Chief Executive Officer
CytomX Therapeutics, Inc.
343 Oyster Point Blvd., Suite 100
South San Francisco, CA 94080

> **Re:** **CytomX Therapeutics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 11, 2015**
> **File No. 333-206658**

Dear Mr. McCarthy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 4, 2015 letter.

Prospectus Cover Page

1. We note the disclosure that certain existing shareholders have indicated an interest to purchase a certain amount of common stock in this offering. We also note the disclosure that-they may purchase more than this amount. So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to the existing shareholders, please disclose whether there is a ceiling on the amount that may be purchased by existing shareholders, and quantify any ceiling. If not, please add prominent disclosure and discuss the impact on investors where appropriate in the prospectus.

Use of Proceeds, page 52

2. We reissue prior comment 2. We continue to note the broad discretion to change the use of proceeds in the future as discussed in this section and the risk factor on page 44. Please revise to clearly address the specific alternatives to the use of proceeds based upon the contingencies. See Instruction 7 to Item 504 of Regulation S-K.

Business, page 75

Intellectual Property, page 99

In-Licenses, page 102

License from UCSB, page 102

3. Please file the UC licensing agreement as an exhibit.

Executive Compensation, page 129

4. We reissue prior comment 5. Please provide a more detailed discussion of the specific research and development and financing goals that were used in determining the annual cash bonuses.

Exhibits

5. We reissue prior comment 6. Please file Exhibit 10.15 in its entirety, including all the exhibits, schedules and/or attachments. We note references to Exhibits A and B in the agreement.

Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel, and Mining

cc: Sam Zucker, Esq.
        Sidley Austin LLP